SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __ )*

Cornerstone OnDemand, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

21925Y103

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 10 Pages

Exhibit Index Contained on Page 9

CUSIP NO. 21925Y103	13 G	Page 2 of 10

1	NAME OF REPORTING PERSON Bay Partners XI, L.P. (“BP XI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,873,363 shares, except that Bay Management Company XI, LLC (“BMC XI”), the general partner of BP XI, may be deemed to have sole power to vote these shares, and Stuart G. Phillips (“Phillips”), the manager of BMC XI, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,873,363 shares, except that BMC XI, the general partner of BP XI, may be deemed to have sole power to dispose these shares, and Phillips, the manager of BMC XI, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,873,363
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.9%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 21925Y103	13 G	Page 3 of 10

1	NAME OF REPORTING PERSON Bay Partners XI Parallel Fund, L.P. (“BPP XI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
14,402 shares, except that BMC XI, the general partner of BPP XI, may be deemed to have sole power to vote these shares, and Phillips, the manager of BMC XI, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
14,402 shares, except that BMC XI, the general partner of BPP XI, may be deemed to have sole power to dispose these shares, and Phillips, the manager of BMC XI, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	14,402
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 21925Y103	13 G	Page 4 of 10

1	NAME OF REPORTING PERSON Bay Management Company XI, LLC (“BMC XI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,887,765 shares, of which 2,873,363 are directly owned by BP XI and 14,402 shares are directly owned by BPP XI. BMC XI, the general partner of BP XI and BPP XI, may be deemed to have sole power to vote these shares, and Phillips, the manager of BMC XI, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,887,765 shares, of which 2,873,363 are directly owned by BP XI and 14,402 shares are directly owned by BPP XI. BMC XI, the general partner of BP XI and BPP XI, may be deemed to have sole power to dispose of these shares, and Phillips, the manager of BMC XI, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,887,765
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.9%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. 21925Y103	13 G	Page 5 of 10

1	NAME OF REPORTING PERSON Stuart G. Phillips
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,887,765 shares, of which 2,873,363 are directly owned by BP XI and 14,402 shares are directly owned by BPP XI. BMC XI, the general partner of BP XI and BPP XI, may be deemed to have sole power to vote these shares, and Phillips, the manager of BMC XI, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,887,765 shares, of which 2,873,363 are directly owned by BP XI and 14,402 shares are directly owned by BPP XI. BMC XI, the general partner of BP XI and BPP XI, may be deemed to have sole power to dispose of these shares, and Phillips, the manager of BMC XI, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,887,765
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.9%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 21925Y103	13 G	Page 6 of 10

ITEM 1(A).	NAME OF ISSUER
Cornerstone OnDemand, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1601 Cloverfield Boulevard

Suite 620
Santa Monica, CA 90404

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by Bay Partners XI, L.P. a Delaware limited partnership (“BP XI”), Bay Partners XI Parallel Fund L.P., a Delaware limited partnership (“BPP XI”), Bay Management Company XI, LLC, a Delaware limited liability company (“BMC XI”), and Stuart G. Phillips (“Phillips”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”
BMC XI, the general partner of BP XI and BPP XI, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by BP XI and BPP XI. Phillips is the manager of BMC XI and may be deemed to have the sole power to vote and sole power to dispose of shares of the issuer directly owned by BP XI and BPP XI.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each reporting person is:

Bay Partners

490 S. California Avenue

Suite 200

Palo Alto, CA 94306

ITEM 2(C).	CITIZENSHIP

BP XI and BPP XI are Delaware limited partnerships. BMC XI is a Delaware limited liability company. Phillips is a United States Citizen.

ITEM 2(D) and (E).           TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock
CUSIP # 21925Y103

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 21925Y103	13 G	Page 7 of 10

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of BP XI and BPP XI, and the limited liability company agreement of BMC XI, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP NO. 21925Y103	13 G	Page 8 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2012

BAY PARTNERS XI, L.P., a Delaware Limited Partnership

By:  Bay Management Company XI, LLC

Its General Partner

By:  /s/ Stuart G. Phillips

Stuart G. Phillips

Manager

BAY PARTNERS XI PARALLEL FUND, L.P., a Delaware
Limited Partnership

By:  Bay Management Company XI, LLC,

Its General Partner

By:  /s/ Stuart G. Phillips

Stuart G. Phillips

Manager

BAY MANAGEMENT COMPANY XI, LLC, a Delaware
Limited Liability Company

By:  /s/ Stuart G. Phillips

Stuart G. Phillips

Manager

STUART G. PHILLIPS

By:  /s/ Stuart G. Phillips

Stuart G. Phillips

CUSIP NO. 21925Y103	13 G	Page 9 of 10

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	10

CUSIP NO. 21925Y103	13 G	Page 10 of 10

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Cornerstone OnDemand, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: March 2, 2012

Bay Partners XI, L.P.	/s/ Stuart G. Phillips
By: Bay Management Company XI, LLC	Stuart G. Phillips
Its General Partner	Manager

Bay Partners XI Parallel Fund, L.P.	/s/ Stuart G. Phillips
By: Bay Management Company XI, LLC	Stuart G. Phillips
Its General Partner	Manager

Bay Management Company XI, LLC	/s/ Stuart G. Phillips
Stuart G. Phillips
Manager

Stuart G. Phillips	/s/ Stuart G. Phillips
Stuart G. Phillips